UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
Amendment No. 2

THE ALPINE GROUP, INC.
(Name of Subject Company (Issuer))

THE ALPINE GROUP, INC.
(Name of Filing Person (Issuer))

Common Stock, Par Value $0.10 Per Share
(including the associated Share Purchase Rights issued under the Rights Agreement)
(Title of Class of Securities)

020 825 600
(CUSIP Number of Class of Securities)

Stewart H. Wahrsager, Esq.
The Alpine Group, Inc.
One Meadowlands Plaza
East Rutherford, New Jersey 07073
(201) 549-4400
(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copy to:
Julie M. Allen, Esq.
Ronald Papa, Esq.
Proskauer Rose LLP
1585 Broadway
New York, NY 10036
(212) 969-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$22,750,000	$4,550

* Estimated for purposes of calculating the amount of the filing fee only. This amount is based on the purchase of 6,500,000 shares of common stock at the maximum tender offer price of $3.50 per share.

☐ Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

            ☒ issuer tender offer subject to Rule 13e-4.

☐ going private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☒

INTRODUCTION

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on March 1, 2006, and amended on April 5, 2006, by The Alpine Group, Inc., a Delaware corporation (the "Company"), relating to the offer by the Company to purchase up to 6,500,000 shares of its common stock, par value $.10 per share, including the associated rights (the "rights") issued under the Rights Agreement between the Company and the American Stock Transfer & Trust Company, as Rights Agent, dated as of February 17, 1999, as amended, at a price not greater than $3.50 nor less than $3.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 1, 2006 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal").

The information in the Offer to Purchase and the related Letter of Transmittal as previously filed is incorporated in this Amendment No. 2 by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

This Amendment No. 2 is filed to incorporate the press release dated April 19, 2006 that announced the final results of the Offer.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by inserting the following at the end thereof:

On April 19, 2006, the Company issued a press release announcing the final results of the tender offer, which expired at 12:00 midnight, New York City time, on Tuesday, April 18, 2006. A copy of the press release is filed as Exhibit (a)(1)(J) to this Schedule TO.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following additional exhibit filed herewith:

EXHIBIT	DESCRIPTION
(a)(1)(J)*	Press Release, dated April 19, 2006.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 20, 2006	THE ALPINE GROUP, INC.
By: /s/ Steven S. Elbaum
Name: Steven S. Elbaum
Title: Chairman and Chief Executive Officer

Exhibit Index

EXHIBIT	DESCRIPTION
(a)(1)(A)**	Offer to Purchase dated March 1, 2006.
(a)(1)(B)**	Letter of Transmittal.
(a)(1)(C)**	Notice of Guaranteed Delivery.
(a)(1)(D)**	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated March 1, 2006.
(a)(1)(E)**	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated March 1, 2006.
(a)(1)(F)**	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)**	Press Release, dated March 1, 2006.
(a)(1)(H)**	Letter to stockholders of Alpine from Steven Elbaum, Chairman and Chief Executive Officer, dated March 1, 2006.
(a)(1)(I)**	Press Release, dated April 4, 2006
(a)(1)(J)*	Press Release, dated April 19, 2006
(d)(1)
Rights Agreement, dated as of February 17, 1999, between Alpine and American Stock Transfer & Trust Company, as Rights Agent (incorporated herein by reference to Exhibit 4.1 to the Form 8-A of Alpine, as filed with the Commission on February 18, 1999).

(d)(2)
Amendment No. 1, dated March 10, 2003, to the Rights Agreement, dated as of February 17, 1999, between The Alpine Group, Inc. and American Stock Transfer & Trust Company, as rights agent (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K of Alpine filed on March 11, 2003).

(d)(3)
Amended and Restated 1984 Restricted Stock Plan of Alpine (incorporated herein by reference to Exhibit 10.5 to the Registration Statement on Form S-4 (Registration No. 33-9978)of Alpine, as filed with the Commission on October 5, 1993 (the "S-4 Registration Statement")).

(d)(4)	Amended and Restated 1987 Long-Term Equity Incentive Plan of Alpine (incorporated herein by reference to Exhibit 10.4 to the S-4 Registration Statement).
(d)(5)	Employee Stock Purchase Plan of Alpine (incorporated herein by reference to Exhibit B to the proxy statement of Alpine dated August 22, 1997).
(d)(6)	1997 Stock Option Plan (incorporated herein by reference to Exhibit 10(tt) to the 1997 10-K).
(d)(7)	Stock Compensation Plan for Non-Employee Directors of Alpine (incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of Alpine for the quarter ended January 30, 1999).
(d)(8)	Amendment No. 1, dated as of March 15, 1999, to The Alpine Group, Inc. 1997 Stock Option Plan (incorporated herein by reference to Exhibit 10 to the 1999 10-K).
(d)(9)	Amendment No. 2, dated as of April 1, 1999, to The Alpine Group, Inc. 1997 Stock Option Plan (incorporated herein by reference to Exhibit 10(mm)to the 1999 10-K).
(d)(10)	Amendment No. 3, dated as of May 14, 1999, to The Alpine Group, Inc. 1997 Stock Option Plan (incorporated herein by reference to Exhibit 10(nn)to the 1999 10-K).
(d)(11)
The Alpine Group, Inc. Deferred Stock Account Plan (incorporated herein by reference to Exhibit 10(ss) to the Annual Report on Form 10-K of the Company for the year ended December 31, 2000 (the "2000 10-K").

(d)(12)
Amendment Number One to The Alpine Group, Inc. Senior Executive Retirement Plan (Amended and Restated as of January 1, 2001) (incorporated herein by reference to Exhibit 10(ggg) to the Annual Report on Form 10-K of Alpine for the year ended December 31, 2001 (the "2001 10-K")).

(d)(13)
Form of subscription agreement entered into on June 23, 2003 by certain officers and directors of Alpine in connection with the private placement of the Series A Preferred Stock (incorporated herein by reference to Exhibit d-1 of the Schedule TO, dated June 23, 2003).

(d)(14)
Amendment Number One to The Alpine Group, Inc. Stock Compensation Plan for Non-Employee Directors, dated July 1, 2004 (incorporated herein by reference to Exhibit 10(jj) to the Quarterly Report on Form 10-Q of Alpine for the period ended September 30, 2004 (the “September 30, 2004 10-Q”).

(d)(15)	Amendment Number One to The Alpine Group, Inc. Deferred Stock Account Plan, dated July 30, 2004 (incorporated herein by reference to Exhibit 10(kk) to the September 30, 2004 10-Q).

______________________
*  Filed herewith.
** Previously filed.